Exhibit 99.77C

Results of proposal presented at the annual general meeting of shareholders

The following votes were cast at the Annual General Meeting of Shareholders held on March 15, 2018:

Election of Directors
	For	Against	Abstain

David Christensen	6,142,576	248,217	66,282
Gary Glynn	6,138,048	248,276	70,752
Bruce Hansen	6,119,233	269,976	67,867
Mary Joan Hoene	6,141,030	252,724	63,322
Robert Pilkington	6,104,171	286,568	66,337
Appointment of Independent Registered Public Accounting Firm

	For	Against	Abstain

Tait, Weller & Baker LLP	14,441,744	371,999	174,446